Exhibit 99.1

SCHMID Group N.V. announces a USD 30 million convertible notes financing

Freudenstadt, Germany, January 21, 2026– SCHMID Group N.V. (NASDAQ: SHMD) (the “Company”), a global leader in providing solutions to the high-tech electronics, photovoltaics, glass, and energy systems industries, announced today that it entered into an investment agreement on January 18, 2026 with an institutional investor (the "Investor") pursuant to which the Company will issue and sell senior convertible notes in an aggregate principal amount of $30.0 million convertible into ordinary shares of the Company (the “Notes”) together with the issuance of warrants to purchase ordinary shares of the Company (the “Warrants”) in a private placement to the Investor (the Notes and Warrants together, the “Investment Agreement”).

The Notes will be issued pursuant to an indenture at 98% of principal amount and are funded in two tranches: (i) $15.0 million will be funded two business days after the execution of the Investment Agreement on January 21, 2026 and (ii) $15.0 million will be funded following the effectiveness of a registration statement covering the resale of the underlying shares in relation to the Notes.

The Notes bear interest at a rate of 7% per annum, compounded quarterly and payable in kind, subject to the Company’s right to elect cash payment upon prior notice. The Notes have a two-year maturity, i.e. they will mature on January 21, 2028, unless previously converted into shares of the Company.

The Notes are convertible, at the option of the Investor, into shares of the Company at prices determined by reference to fixed premium conversion prices including at 95% of the applicable volume-weighted average price of the shares of the Company, subject to a minimum conversion price and certain daily conversion limits as further specified in the Investment Agreement.

In connection with the issuance of the Notes, the Company will also issue warrants to the Investor to purchase shares of the Company in an amount determined by reference to the principal amount of the Notes. The Warrants are exercisable until December 15, 2028, at an exercise price equal to the lower of the applicable fixed premium conversion prices under the Notes, exercisable for cash or, at the Company’s election, on a cashless basis.

In connection with the execution of the Investment Agreement, the Company will also enter into a registration rights agreement with the Investor pursuant to which the Company agrees to file a registration statement covering the resale of the shares issuable upon conversion of the Notes and exercise of the Warrants.

The Company’s obligations under the Notes are guaranteed by its German operating subsidiary, Gebr. Schmid GmbH, subject to applicable German law limitations. The Investment Agreement and the provisions of the Notes and Warrants contain customary affirmative and negative covenants, issuer call provisions, change of control protections, mandatory redemption events, and events of default customary for transactions of this type.

The net proceeds from the issuance of the Notes will be used for general corporate purposes, including working capital, capital expenditures, and potential acquisitions or investments.

William Blair acted as sole placement agent in connection with the financing.

“This financing represents an important step forward for SCHMID. It significantly strengthens our balance sheet and provides the capital necessary to support the Company’s growth strategy and operational priorities. The Board believes this transaction positions the Company well to execute on its long-term objectives and create value for shareholders. ” said Professor Sir Ralf Speth, Chairman of the Board.

“Since the Company’s de-SPAC transaction, SCHMID has not consistently had the level of capital required to fully support its growth ambitions. I have strong conviction in the Company’s technology, its people, and its long-term opportunity. This financing puts the Company on a solid financial footing and ensures we have the capital needed to build a successful, sustainable business and execute our growth plan.” said Arthur Schuetz, Chief Financial Officer of the Company.

The securities described above have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state’s securities laws, and are being issued and sold pursuant to an exemption from registration provided for under the Securities Act. Accordingly, these securities may not be offered or sold in the United States, except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act. The Company has agreed to file a registration statement with the U.S. Securities and Exchange Commission registering the resale of the ordinary shares issued and sold in the Private Placement. Any offering of the securities under the resale registration statement will only be made by means of a prospectus.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

No Utilization of Second Tranche of €10 million Convertible Loan Facility and Progress on 2024 20-F Filing

As a result of the signing of the Investment Agreement with the Investor, the Company will not draw the second tranche in the amount of €7.5 million under the previously announced €10 million two-tranche convertible loan facility entered into on December 17, 2025, as the terms of the Investment Agreement are commercially more favorable to the Company.

As announced in December 2025, the Company intends to complete its 2024 financial statements and publish its annual report for that fiscal year on Form 20-F in February 2026 to regain full compliance with applicable Nasdaq and SEC regulations.

Share Issuance to XJ

As previously published in the Company's press release in November 2025, the Company has agreed to issue shares to XJ Harbour HK Limited ("XJ") to set-off liabilities to XJ of USD 26,962,158.90 (which includes accrued interest). In November 2025, the Company and XJ agreed to issue shares of the Company at a share price of USD 2.15 per share. In a shareholders' meeting held on December 23, 2025, the Company's shareholders have authorized the share issuance to XJ. As a result, a total of 12,540,539 shares of the Company have been issued to XJ on January 16, 2026 on which date the set-off of the outstanding XJ liabilities will take effect automatically.

Prior to the issuance to XJ, 43.06 million shares of the Company were outstanding. Following the completion of the share issuance to XJ, 55.6 million shares of the Company are now outstanding. Of the total number of shares outstanding, 5 million shares are earn-out shares held by Christian Schmid and Anette Schmid which are subject to cancellation as set out in the Company's previous public filings including in the earn-out agreement dated January 29, 2024 (all 5 million shares will be cancelled unless the share price of the Company reaches USD 15.00 (in relation to 2.5 million shares), respectively, USD 18.00 (in relation to another 2.5 million shares) three years after the closing of the de-SPAC with Pegasus Digital Mobility Acquisition Corp on April 30, 2027).

Forward-looking Statements

This press release may contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements can include statements regarding our expectations with respect to future performance and the anticipated timing of certain commercial or financing activities, expected timing and completion of the private placement and use of proceeds related thereto. There are a significant number of factors that could cause actual results to differ materially from the statements made in this press release, including: geopolitical events, conflicts or wars, including trade wars, macroeconomic trends including changes in inflation or interest rates, or other events beyond our control on the overall economy, our business and those of our customers and suppliers, including due to supply chain disruptions and expense increases; our limited operating history as a public company; our current dependence on sales to a limited number of customers for most of our revenues; supply chain interruptions and expense increases; unexpected delays in new product introductions; our ability to expand our operations and market share in Europe and the U.S.; the effects of competition; and the risk that our technology could have undetected defects or errors. Additional risks and uncertainties that could affect our financial results are included under “Item 3. Key Information – 3.D. Risk Factors” in our annual report on Form 20-F filed with the SEC on May 15, 2024, which is available on the SEC’s website at www.sec.gov. Additional information will also be set forth in other filings that we make with the SEC from time to time. All forward-looking statements in this press release are based on information available to us as of the date hereof, and we do not assume any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made, except as required by applicable law.

About The SCHMID Group

The SCHMID Group is a world-leading global solutions provider for the high-tech electronic, photovoltaics, glass, and energy systems industries, with its headquarters based in Freudenstadt, Germany. Founded in 1864, today it employs more than 800 staff members worldwide, and has technology centers and manufacturing sites in multiple locations including Germany and China, in addition to several sales and service locations globally. The Group focuses on developing customized equipment and process solutions for multiple industries including electronics, renewables, and energy storage. Our system and process solutions for the manufacture of substrates, printed circuit boards and other electrical components ensure the highest technology levels, high yields with low production costs, maximized efficiency, quality, and sustainability in green production processes.

Learn more at www.schmid-group.com